SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

Brazilian SEC Registration no. 1431-1

MINUTES OF THE ONE HUNDRED AND NINETY EIGHTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: January 22, 2020. 9 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.	The Board of Directors received updated information about the Company's financial scenario and discussed the matter.
II.

The Board of Directors received information about fundraising for the projected investment for the installation of power transmission facilities within the scope of the concession agreement no. 06/2016-ANEEL (lot E), made and entered into on April 7, 2016, by and between Copel Geração e Transmissão S.A.

III.

The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the hiring of external consultants and advisors, as established in the 206th Ordinary Meeting of the Statutory Audit Committee, held on January 21, 2020, with a view to carrying out the action plan agreed by the Board of Directors in its 190th Extraordinary Meeting, of December 23, 2019.

IV.

The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the Rules of Procedure of the Ethics Committee and the appointment of Mr. Gustavo Bonini Guedes as the representative member of the Board of Directors in the mentioned Committee.

V.	The Board of Directors unanimously approved the material subjects presented for Copel's 2019 Integrated Report (IR), with the adjustments requested by the Board.
VI.

The Board of Directors unanimously approved, as required by the Nomination and Evaluation Committee, the methodology to be applied in the annual performance evaluation of the members of the statutory bodies - cycle 2019.

VII.	The Board of Directors unanimously approved the Policy for Annual Evaluation of Statutory Bodies.
VIII.	The Board of Directors unanimously approved the proposal for collective bargaining related to employee profit sharing - cycle 2020/2021.
IX.

The Board of Directors unanimously approved the sale of shares held by Copel in Eletrosul Centrais Elétricas S.A. through the exercise of its right of withdrawal. Additionally, the Board of Directors authorized the Chief Financial and Investor Relations Office of the Company to carry out an analysis and subsequently present information to the Board about Copel withdrawing from non-strategic financial asset businesses.

X.

The Board of Directors received information about the completion of the studies of the working group established to analyse the concession maintenance of the Governador Bento Munhoz da Rocha Netto powerplant (UHE GBM) in the company portfolio, as the plant’s current concession term is due to expire in September, 2023.

XI.	The Board of Directors analysed and discussed the board work plan after due revision by PricewaterhouseCoopers - PwC .
XII.	The Board of Directors received updated information about the Great Place to Work - GPTW organizational climate survey.
XIII.	The Board of Directors received information on the work carried out by special committees of the company.

XIV.	The Board of Directors unanimously approved the alterations of its meeting calendar for March 2020.
XV.

The Board of Directors received a report from the Statutory Audit Committee on various matters and discussed the topics. Additionally, as required by the Nomination and Evaluation Committee, the Board unanimously approved the annual work plan of Copel’s Internal Auditing area for the 2020-2021 period.

XVI.	The Board of Directors received a report from the CEO on various corporate matters.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO -  Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 198th Extraordinary Board of Directors’ Meeting drawn up in the Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 22, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.